Exhibit 21.1

SUBSIDIARIES OF SEAFORREST INTERNATIONAL LTD.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Sea Forrest Ventures Ltd.	Cayman Islands	August 1, 2023	100%
Sea Forrest Technologies(s) Pte Ltd	Singapore	August 3, 2023	100%
Sea Forrest Engineering Pte. Ltd.	Singapore	October 2, 2020	100%
Sea Forrest Power Solutions Pte. Ltd.	Singapore	October 8, 2014	100%